EXHIBIT 99.1

Evaxion to present at several conferences during the second half of 2025

  Evaxion will provide scientific and company updates at numerous conferences in both the US, Europe and Asia during the coming months

COPENHAGEN, Denmark, August 27, 2025 - Evaxion A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, will be presenting data and company updates at numerous scientific and investor conferences throughout the second half of 2025.

Further to presenting, Evaxion will engage with stakeholders, including potential partners, at the conferences. With events taking place in both the US, Europa and Asia, we will have many opportunities to liaise with global audiences as part of our strategy to identify potential partners and opportunities for both business partnerships and scientific collaborations.

“As a scientific and innovative company, it is very important for us to present our data and discoveries and engage with the external communities. We are excited to be invited to numerous important conferences and especially thrilled to have the two-year clinical data for our personalized cancer vaccine EVX-01 selected for oral presentation at the ESMO congress in October,” says Birgitte Rønø, CSO and interim CEO of Evaxion.

In addition to the events listed below, Evaxion will be participating, but not presenting, at additional conferences to further boost our stakeholder engagement. Also, we may present at additional events not planned or confirmed yet. Please visit our website for more information.

Evaxion conference participation September-December 2025:

19th Vaccine Congress, September 7-10 - Kyoto

HC Wainwright Global Investment Conference, September 8-10 - New York

6th ESCMID Conference on vaccines, September 10-13 - Lisbon

Lake Street Best Ideas Growth Conference, September 12 - New York

HC Andersen seminar, September 18 - Copenhagen

Vax On Vaccines: Present and future in oncology, October 1 - Milan

BiotechX Europe, October 6-8 - Basel

World Vaccine Congress Europe, October 14-16 - Amsterdam

European Society for Medical Oncology (ESMO) Congress 2025, October 17-21 - Berlin

Society for Immunotherapy of Cancer (SITC) 2025, November 5-9 - National Harbor

Vaccines Summit, November 13-15 - Boston

NextGen Omics, November 13-14 - London

Contact information
Evaxion A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About Evaxion
Evaxion is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geopolitical and macro-economic events; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.